PART II


OFFERING MEMORANDUM DATED MAY 2, 2024

NAKED REVIVAL

Naked Revival Inc.
321 W. Winnie Lane, #104, Carson City, NV 89703
www.nakedrevival.com

Up to $350,000 of Non-Voting Common Stock
representing up to 1,946,000 shares of Non-Voting Common Stock (including up to 546,000 bonus shares)

Minimum investment: $350


Naked Revival Inc. ("NR", the "Company," "we," "us", or "our"), is offering up to $350,000 worth of Non-Voting Common Stock of the Company (the "Securities"). The minimum target offering is $10,000 (the "Target Amount"). Unless the Company raises at least the Target Amount by April 30, 2025 (the "Termination Date"), no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $350,000 (the "Maximum Amount") at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Naked Revival Inc. ("NR" or "Company") is a lifestyle brand that combines premium apparel, wellness products, and empowering content. The Company was formed as a Corporation on September 21, 2023 under the laws of the State of Nevada, authorized to issue 180,000,000 shares of Common Stock.

The Company's principal office is located at 321 W. Winnie Lane, #104, Carson City, NV 89703, and our website is www.nakedrevival.com.

For more detailed information regarding the business, see the Company's Offering Page at http://issuanceexpress.com/naked-revival-regcf. A copy of the offering page is attached as Exhibit B to this Form C of which this Offering Memorandum forms a part.

The Opportunity

A world focused on wellness. Today, living healthy is no longer a nice to have - it's a must.

The result: a wellness industry that continues to experience growth, driven by an increased number of individuals prioritizing self-care and holistic well-being.

Mass-Market Wellness Prioritization = Meaningful Market Opportunity:
- $1.8 trillion: Global Consumer Wellness Market
- $5,300 a year: Avg. U.S. Consumer Wellness Spend
- 7x Wellness Spending: Global Consumer Healthcare Spending

With people actively seeking information on what to do…
- **500M Total Views** Viral TikTok #coldplunge trend (Jan '24)
- **21.5% CAGR** Expected Longevity & Anti-Aging market growth ('24-'30)

Paralysis of Choice. In a market flooded with options, experts, and ever-changing trends, creating an effective wellness routine is overwhelming. From conflicting advice to endless choices, it's hard to navigate the noise.

- As of February 2024, there are over 220,000 Health & Fitness podcasts providing "insights & suggestions".
- Today there are more than 350,000 health and fitness apps on major app stores, compared to only ~6K in 2010.
- 50,000 Instagram fitness influencers that regularly post with "guidance" for the masses.
- 30 years ago, there were around 4,000 supplements for sale on the U.S. market. Today, there are more than 95,000.

The Outcome
Companies that solve this issue and connect with the consumer on a deeper level have growth potential in a market with tailwinds.

But just as no two people are exactly alike, no two wellness journeys are the same. Yet "wellness" recommendations are always offered for the masses…. At the expense of the consumer.

In the U.S. alone, they can tap into a $450 Billion U.S. wellness market, where consumers spend over $5,300 on "wellness" annually.

The Solution

Your Wellness, Your Way.
At Naked Revival, we understand the challenges of optimizing a wellness journey, which is why we developed a novel, holistic approach to simplify the process.

Starting first with lifestyle, allowing us to connect on a deeper level with the preferences and needs of different consumers.

Tailored Routines
Customers shop our curated and high quality products by routine and goals optimizing their shopping experience

Consumer Connection
Offering high-level breakdowns of the routines in relation to target demographics' lifestyle and wellness goals

Goal Oriented
At the final stage, after selecting the lifestyle routine that fits, the consumer can refine by wellness goals

Our Approach
Whether you're an Urbanite seeking balance in the chaos of city life, or a Coastal wanting to connect with nature, or a free-spirited nomad exploring the world, we're here to offer a path that's right for you.

Our 'Naked' approach also serves as a guiding philosophy; stripping away the unnecessary, the extraneous, the artificial.

We offer thoughtfully curated products, resources, and experiences, each meticulously tailored to individual needs and preferences and designed to nourish the mind, body, and soul.

Targeting & Appealing to Individual Demographics : Reaching various customers in the $1.8T Wellness Market with tailored routine bundles.

From luxury underwear and apparel to clean skincare products to mind and body powering supplements to podcasts and services, Naked Revival plans to curate solutions that cover all of the pillars of a quality wellness routine. All with the goal of improving physical performance, boosting creativity, and ultimately unlocking your full potential.

From the highest quality supplements to luxury apparel to clean skincare essentials, each item will be selected to cut through the noise and help customers elevate their own daily routine and guide them on a path to a better self.

We strive to make it easier for individuals to achieve their wellness goals, and ultimately lead happier, free, and more fulfilled lives.

Meet Joel Primus

Joel's experimentation with wellness routines was driven by need. As a formidable long-distance runner, he had a rigorous training regime that was complemented by resistance training, yoga, cold therapy and contrast showers, along with a focus on nutrition and supplementation.

His resume includes winning provincial championships, earning a full-ride scholarship to High Point University in North Carolina, representing Canada at the World Youth Games 2003, and selection to Canada's world junior cross team in 2004.

After suffering a career ending injury, Joel went on a trip to Peru, where he discovered the incredible softness of pima cotton underwear and became inspired to make underwear so comfortable you can't feel them when they are on. From this point, Joel started his entrepreneurial journey and founded Naked Underwear, with the very first pair sewn by a friend on their dining room table.

From a fateful appearance on Dragon's Den, to a NASDAQ listing and over $17 million raised, Naked Underwear established itself as a real brand, with retail distribution at Holt Renfrew, Nordstrom, Hudson's Bay, and Bloomingdales and even saw the underwear worn by many different celebrities and brand ambassadors.

Naked Underwear then completed a merger with Australian-based industry powerhouse, Bendon Lingerie, where Joel exited in 2018.

Throughout this time he was one of the inaugural BC Business Top 30 under 30 Entrepreneurs in 2014 and became an author, strategic advisor and award winning documentary filmmaker.

Today, Naked Revival embodies Joel's ethos. We're stripping back the complexities of health and fitness to inspire everyone to define their own wellness journey.

The Naked Revival Advantage

Through aligning product offerings with lifestyles and partnering with wellness experts such as doctors, naturopaths, and wellness coaches, Naked Revival plans to cultivate a personalized connection with its community.

This deep engagement is designed to enhance customer loyalty and create lasting brand advocacy, where we can position ourselves as thought-leaders in a growing market that is becoming noisier by the day.

Portfolio built through Strategic Partnerships
We plan to partner with like-minded brands that have high-quality wellness products to build out a complete portfolio of wellness lifestyles and journeys.

A One-Stop Wellness Shop for all lifestyles
We plan to cut through the noise and offer consumers a thoughtful and streamlined path toward their wellness journey, all with a single purchase.

Creating Consumer Confidence
Consumers can see through the BS. By offering a personalized and curated wellness routine - including products from other brands, we expect consumers to feel confident we are offering an authentic and effective wellness solution.

The Result
- Cost-Efficient: Through partnerships, we expect to reduce overhead costs, experiment with product assortments in a low-risk manner, and grow our network through cross-marketing. All while offering better solutions to customers.
- Higher AOV: By offering a complete wellness solution - we have the potential to increase the average order value for each customer, driving operational efficiencies and more incentives for consumers to purchase.
- Higher LTV: This will allow us to build a deep connection with consumers on their wellness journey, we expect to see higher lifetime value from each customer as they come back to expand on their wellness journey.

Naked Revival's Market Opportunity

In today's wellness landscape, consumers are moving beyond merely trying trends to actively seeking starting points. We believe Naked Revival emerges as the starting point in this shift. We are aiming to redefine the $1.8T consumer wellness industry driven by 82% of U.S. consumers who now place wellness at the top of their priorities.

Launching first in the U.S. with our sights set on the $450 Billion U.S. market in which consumers invest over $5,300 in wellness annually.

We expect to start with the $39 billion Men's Underwear Market (2023) before moving to the $16 billion Men's Skincare Market (2023), followed by the $164 billion Supplements Market (2023), and rounding out with the $14 billion Health & Wellness Market (2023)
Naked Revival will be starting where it all began - with underwear - before rapidly expanding our assortment of products and services to offer thoughtfully curated wellness routines.

Crafted from fabric imported from Italy and Japan and manufactured in Canada. From bespoke packaging to sophisticated design elements, Naked Revival plans to bring to market a portfolio of luxury underwear and apparel for Men.

Employees

The Company currently has 1 full-time executive officer and 2 consultants. The Company compensates its officer $7,300 per month with an additional one-time lump sum of $50,000 upon raising at least $500,000 in equity private placement, and an additional 5,000,000 Performance Warrants. The Performance Warrants are exercisable in three tranches based on specific milestones for the Company:

1) raising at least $4 million from public investors in a qualified offering pursuant to Regulation A;
2) completion of being listed on a recognized North American stock exchange; and
3) the Company reaching at least $2 million in annual gross revenue.

Each Performance Warrant entitles our officer to purchase one additional common share of the Company at a price of $0.07 per share until expiration of the Performance Warrant.

Intellectual Property

As an apparel and lifestyle brand, Naked Revival Inc. relies on the protection of its image. As such, the Company has obtained the following trademarks:

Trademark	Filing Number	Date Filed
Naked Revival and shell design (Canada)	2283435	September 27, 2023
Naked Revival and shell design (US)	98231756	October 19, 2023
Shell design (Canada)	2283459	September 27, 2023
Shell design (US)	98231773	October 19, 2023
Naked Revival (Canada)	2283460	September 27, 2023
Naked Revival (US)	98231725	October 19, 2023
NR design (Canada)	2284696	October 3, 2023
NR design (US)	98231790	October 19, 2023

Litigation

Naked Revival Inc. is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

We do not own or lease any significant property.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

Our Company is brand new and has no operating history.
The Company was formed as a Nevada corporation in 2023. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

Success of our Company depends on the CEO.
The Company depends on the efforts of our CEO, his experience in the industry and his having previously operated a brand of the same name. If we lose his services, it will substantially limit our ability to execute our business plans, and our Company may not succeed.

Sales of our intended products are highly competitive.
The Company faces competition with respect to any underwear or wellness product we seek to market, distribute and sell in the future. Our competitors include major companies worldwide, many of which have superior brand recognition, customer loyalty and economies of scale and thus may be better equipped than our Company to market, distribute and sell underwear and wellness products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. This competition may adversely affect the likelihood that our products will achieve initial market acceptance and generate meaningful revenues.

Our failure to comply with regulations related to our products may affect our business.
There are numerous rules and regulations related to wellness products, cosmetics and nutritional supplements. If the Company is unable to address or comply with these regulations the Company may experience delays, errors, or other problems that may materially impact its operations.

The Company may be subject to product liability claims and uninsured risks.
The sale of wellness products involves unavoidable risks. The sale of products that Naked Revival intends to market and sell, in whole or in part, may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, or others selling the products produced by the

Company. The Company intends to obtain insurance coverage designed for its business. However, there can be no assurance that it will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect Naked Revival against all liability or at a reasonable cost. The obligation to pay any liability claim in excess of insurance could have a material adverse effect on the business, financial condition and future prospects of the Company.

Auditor issued a "going concern" note in the audited financials.
Naked Revival has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering Non-Voting Common Stock in the amount of up to $350,000 in this offering, with a minimum Target Offering Amount of $10,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Management has discretion as to the use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

The Company's business is dependent on its ability to generate additional revenues.
To generate revenue and achieve profitability, we must successfully market our products and build a customer base. Numerous factors may impede our ability to add new customers, including our inability to establish relationships with physical stores and failure to attract and effectively retain new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop or expand relationships with channel partners, failure to successfully deploy products for customers, or failure to ensure the effectiveness of our marketing programs. In addition, if prospective customers do not perceive our products to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers that we are seeking. If we are unable to successfully attract and retain customers, develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations and financial condition would be harmed.

The Company could be subject to political, economic, climate and force majeure risks.
Naked Revival is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the underwear and wellness industries. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics and pandemics (such as COVID-19), demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

Risks Related to the Securities

A small number of people have control over shareholder decisions.
Prior to the offering the Company's founders, Joel Primus and Feliberto Gurat beneficially own 51.05% of the Company and will be able to exercise majority control over all stockholder decisions. Subject to any fiduciary duties owed to other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The concentration of ownership could delay or prevent a change in control of the Company, or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Any valuation at this stage is difficult to assess.
The valuation of private companies, especially early-stage companies with no operating history, is difficult to assess, uncertain and contains a high degree of risk. The pre-money valuation of the Company was developed internally based on comparable company analysis and review of the market. No independent third-party review of the Company's valuation was performed. Also, the issuance of additional shares of Common Stock, or additional option grants may future dilute the current valuation of the Company. Investors should not invest if they disagree with the Company's estimated valuation. See "Dilution" for more information.

Credit card risk.
Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur

late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date.
Although the Non-Voting Common Stock may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Non-Voting Common Stock. Because the Non-Voting Common Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Non-Voting Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Non-Voting Common Stock may also adversely affect the price that you might be able to obtain for the Non-Voting Common Stock in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investment risk.
There is no assurance that an investor will realize a return on its investment, and may lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Liquidity risk.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It is uncertain if the Company will ever go public or get acquired by a bigger Company. That means the money you paid for these securities could be tied up for a long time.

Future fundraising may affect the rights of investors.
In order to fund operations, the Company plans to raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Nevada, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Nevada, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
Joel Primus	Chief Executive Officer	37	September 2023 - present	Full-time
Directors:				
Joel Primus	Director	37	September 2023 - present	N/A
Andrew Kaplan	Director	57	September 2023 - present	N/A

Joel Primus
An entrepreneur among other things, Joel Primus was the original founder and creative visionary behind Naked Underwear. He helped raise over $17 million, including listing the company on the NASDAQ and establishing retail distribution at Holt Renfrew, Nordstrom, Hudson's Bay, and Bloomingdales. Naked Underwear completed a merger with Australian-based industry powerhouse, Bendon Lingerie, where he exited in 2018. He was one of the inaugural BC Business Top 30 under 30 Entrepreneurs in 2014 and is also an author, strategic advisor and award-winning documentary filmmaker.

Andrew Kaplan
For the past 28 years Andrew Kaplan has served as Vice President of Barry Kaplan Associates, a leading financial public relations firm for both public and private companies in the US, Canada and the UK. During his career, Andrew has sourced over $250 million for both public and private companies. Andrew recently served on the Board of Directors for several Nasdaq listed companies as well as for a TSX Venture listed company. Previously Andrew served on the Board of Majesco Entertainment (Nasdaq), Polarity (Nasdaq), Riot Blockchain (Nasdaq), and US Gold

Corp. (Nasdaq). Currently Andrew acts as capital markets advisor to Energy Fuels(NYSE) and Avino Silver & Gold (NYSE). His newest venture is Co-CEO of Sherman Theatrical Entertainment (private).

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of April 8, 2024:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Joel Primus	Common Stock	5,087,222	25.53%
Feliberto Gurat	Common Stock	5,087,222	25.53%

Capital Structure

The following table describes our capital structure as of April 8, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued*	Available
Voting Common Stock	100,000,000	19,927,554	10,000,000	70,072,446
Non-Voting Common Stock	80,000,000	0	0	80,000,000
Derivative Securities				
Performance Warrants*	10,000,000			

* Performance Warrants issued to Joel Primus and Feliberto Gurat, each allowing for the exercise of up to 5,000,000 shares of the Company's Common Stock at an exercise price of $0.07.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Describe any collateral or security	Maturity date

Promissory Note	Feliberto Gurat	$25,760	0.1%	None	October, 31, 2025
Convertible Promissory Note (1)	Oyama Capital Corp.	$75,000	10% (2) $7,500 (3) 50,000 bonus shares of Common Stock (4)	Unpaid amounts convert to Common Stock (5)	February 1, 2025

(1) 25% of each receipt of proceeds will be used to pay on the note until the note is paid off.
(2) If the total amount of the note is not paid in full from the first receipt of proceeds, interest starts accruing at 10% per year.
(3) Additional bonus amount of $7,500 to be paid on the note.
(4) After full repayment of the note, 50,000 shares of Common Stock will be granted to the holder.
(5) Holder may elect to convert unpaid amounts before the maturity date to Common Stock at $0.18 per share. Upon maturity date, any unpaid amounts will automatically convert into Common Stock at $0.18 per share.

USE OF PROCEEDS
The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering Expenses for a $350,000 Raise
Commissions & Offering Expenses	$1,000	$22,750
Convertible Note Repayment	$2,250	$75,000
Working Capital	$6,750	$100,000
Product Marketing	$	$50,000
Offering marketing	$	$50,000
General and Administrative, including Officers and Management salaries	$	$42,250
Product Development	$	$10,000
Total	$10,000	$350,000

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit A to this Offering Memorandum. The financial statements for the period from inception (September 21, 2023) to December 31, 2023 were reviewed by Mongio & Associates, certified public accountants.

The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data since inception, through April 8, 2024 and is subject to change upon the completion of any financial audit of those statements, as conducted by our accountants.

As of inception on September 21, 2023 through to December 31, 2023, the company had operating expenses of $163,302. This consisted of formation work, product development, securing trademarks, salaries and consulting fees, website development, among other basic operational and administrative expenses. The Company also completed the purchase of inventory required for the launch of sales of its underwear products, where there was $25,271 of inventory on the balance sheet as of December 31, 2023. The cash balance as of December 31, 2023 was $89,034.

Since the end of the period covered by the financial statements, we have continued to incur expenses as a result of continued preparations for the launch of sales, as well as preparing for this offering under Regulation CF. As of the date of this filing, the Company has not commenced commercial distribution nor generated revenue.

Since inception through April 8, 2024, the Company has financed its initial operational expenses through promissory notes, the sale of Common Stock and issuance of shares as compensation for services, see "Liquidity and Capital Resources" and "Indebtedness" below for additional details.

Once the Company commences its planned principal operations, it will incur significant additional expenses related to ramping up concurrent marketing and distribution. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Planned Milestones

Over the next 12-months, Naked Revival intends to transform itself from an underwear company into a lifestyle brand by executing on both business and financing related objectives provided we raise the maximum $350,000 in this offering.

2024 Q2
- Launch sales of initial Men's collection;
- Launch first Reg CF financing;

2024 Q3
- Expand Men's collection to incorporate apparel;
- Sign first Men's underwear celebrity collaboration and influencers;

2024 Q4
- Launch second Reg CF financing;
- Launch first Men's skin care white label collaboration;
- Launch REVIVE docuseries:

2025 Q1
- Launch first supplement collaboration;
- Launch first Men's apparel collection;
- Sign and announce additional celebrity collaboration and influencers;

2025 Q2
- Launch sales of initial Women's underwear collection;
- Launch first learning services collaboration;

Provided the Company does not raise the maximum $350,000 in this offering, it will prioritize the Men's underwear business, followed by the expansion into additional Men's apparel products. In addition to the dependence on the proceeds from this offering, the above milestones and proposed timelines may also be impacted by consumer sentiment, general market conditions, and the ability for the Company to successfully accomplish the earlier listed milestones.

Trends

The following three categories summarize the current or expected trends that may impact Naked Revival's business as it executes its go-to-market strategy.

Competition

Naked Revival expects intense competition that will require it to continually innovate both its products and marketing strategies to differentiate it from other competitors. The competition will be particularly strong against established players that have significant advantages in terms of brand recognition, customer loyalty, and economies of scale. Naked Revival expects to employ an omni-channel marketing strategy that will leverage paid influencers across a variety of channels to attempt to build trust with target customers.

Operations

As a direct-to-consumer business, Naked Revival expects to face various operational issues. This includes lack of economies of scale as it relates to supply chain and logistics costs, returns management, where clothing retailers typically report higher than average return rates, as well as a lack of operating history where first-time buyers typically look to customer reviews for reassurance before they buy from a new brand. Naked Revival expects to leverage the management team's past experience working with start-ups, including the launch of Joel Primus' original apparel company, Naked Underwear to attempt to mitigate operational issues.

Expansion Plans

Naked Revival has plans to expand into new product categories like skincare and supplements that can be difficult to operate in. Specifically, consumers can be skeptical of claims and motives for new market entries, and Naked Revival will need to navigate a number of legislative difficulties facing nutraceuticals, functional foods, and dietary supplements, and will also similarly face challenges with economies of scale, where many large-scale cosmetic and pharmaceutical firms already have established businesses. By developing and executing on our plans to offer a robust portfolio of wellness products that serve to differentiate the Naked Revival brand, we expect to increase the lifetime value of acquired customers.

Liquidity and Capital Resources

To date, the Company has not generated revenue and is still a "development stage company." The Company had approximately $89,034 cash on its balance sheet as of December 31, 2023. Currently, we estimate our burn rate (net cash out) to be on average $25,000 per month assuming we raise sufficient capital in our equity offerings.

The Company was initially capitalized by a loan from the issuance of a note to one of the Company's founders in the amount of $25,760. The note has a 0.1% interest rate and matures on October 20, 2025. This loan was primarily used to fund formation and initial operating expenses.

The Company was further capitalized by the sale of 858,332 shares of Voting Common Stock at a sales price of $0.18 per share for total proceeds of $154,500, which occurred between December 2023 and March 2024. The proceeds were used for product development, securing trademarks, purchasing initial product inventory, salaries and consulting fees.

In February 2024, the Company entered into a convertible promissory note with a principal amount of $75,000, see "Indebtedness" below for more details. This loan was used for website development, preparing for a Regulation CF offering, and other basic operation and administrative expenses.

In March 2024, the Company issued stock as partial compensation for consulting services as part of a debt settlement. Specifically, the Company issued 527,222 shares of Voting Common stock, where the fair market value of the services that were provided was $94,900.

To date, the Company has not committed to make extensive capital expenditures and, in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. The Company may also continue to raise funds through private offerings in addition to funds raised through this offering under Regulation CF.

Indebtedness

On October 30, 2023, the Company entered into a promissory note with one of the founders in the amount of $25,760. The note provides for 0.1% interest rate and matures in October 2025.

In February 2024, the Company entered into a convertible promissory note with a principal amount of $75,000. The note includes a bonus amount of $7,500 that is added to the principal amount and matures on February 1, 2025. The holder may elect to convert the debt into shares of common stock with a conversion price of $0.18 and a maximum number of 416,667 shares of common stock. Conversion will automatically occur at maturity, if still outstanding. Payment on the amount owed will depend on subsequent sales of equity and payment is required for either the full amount or 25% of the amount raised, whichever is less. If payment is made for less than that amount, an interest of 10% will be assessed on the on the remaining amount to be paid.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- In October 2023, the Company entered into Subscription Agreements with its founders whereby a total of 18,270,000 shares of Voting Common Stock have been issued in exchange for future subscription proceeds of $1,827.
- In October 2023, the Company entered into an unsecured promissory note for $25,760 with an investor. This note bears an interest rate of 0.1% and matures in October 2025.
- On October 1, 2023, the Company issued 5,000,000 performance warrants each to Joel Primus and Feliberto Gurat, for a total of 10,000,000 warrants, with an exercise price of $0.07, as part of their compensation outlined in their consulting agreements.

RECENT OFFERINGS OF SECURITIES

Naked Revival Inc. has made the following issuances of securities pursuant to Section 4(a)(2) of the Securities Act since inception:
- October 30, 2023: The Company issued a total of 18,410,000 shares of Voting Common Stock to our founding shareholders at par value $0.0001 per share. Proceeds have not yet been received.
- October 30, 2023: The Company issued 132,000 shares of Voting Common Stock, valued at $0.18 per share in exchange for services provided by consultants.
- October 30, 2023: The Company issued 140,000 shares of Voting Common Stock, valued at par $0.0001 per share in exchange for services provided by a consultant.
- December 20, 2023: The Company issued 10,000,000 Performance Warrants to its founders.

- From December 2023 through March 2024, the Company sold 858,332 shares of Voting Common Stock at a sale price of $0.18 per share for total proceeds of $154,500.
- In March, 2024, the Company entered into debt-settlement agreements with consultants who provided valuable services to the Company for the period of January 2024 through March 2024, whereby the Company issued 527,200 shares of voting common stock. The fair market value of the services that were provided was $94,500.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Naked Revival's Articles of Incorporation and does not purport to be complete and is qualified in its entirety by the Company's Articles of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to its Articles of Incorporation and Bylaws and applicable provisions of the Nevada General Corporation Law.

Naked Revival is offering up to $350,000 and a minimum of $10,000 worth of its Non-Voting Common Stock.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Articles of Incorporation. For a complete description of our capital stock, you should refer to our Articles of Incorporation and to the applicable provisions of Nevada law.

The Company's authorized securities consist of up to 180,000,000 shares of Common Stock. of which of 100,000,000 are Voting Common Stock ("Voting Common Stock") with a par value of $.0001; and 80,000,000 are Non-Voting Common Stock ("Non-Voting Common Stock") with a par value of $.0001

As of April 8, 2024, there were 19,927,554 shares of Voting Common Stock outstanding, and no shares of Non-Voting Common Stock outstanding.

For this Regulation CF offering, the Company will be offering up to 1,946,000 shares (including up to 546,000 bonus shares) of Non-Voting Common Stock at $0.25 per share.

The minimum investment in this Offering is $350 (1,400 shares).

Bonus Shares

Although all investors will pay $0.25 per share of Non-Voting Common Stock, certain early investors are eligible to receive bonus shares. The condition for bonus shares are as described on the offering page (included as Exhibit A to this Offering Memorandum), at issuanceexpress.com/naked-revival-regcf. The conditions for bonus shares are summarized below:

39%: If an investor invests by May 22, 2024 the investor receives 39% bonus shares, an effective discounted rate of $0.180 per share; e.g. $350 invested results in 1,946 shares including 546 bonus shares.

20%: If an investor invests after May 22, 2024 and by June 12, 2024 the investor receives 20% bonus shares, an effective discounted rate of $0.208 per share; eg., $350 invested results in 1,680 shares including 280 bonus shares.

10%: If an investor invests after June 12, 2024 and by July 3, 2024 the investor receives 10% bonus shares, an effective discounted rate of $0.227 per share; eg., $350 invested results in 1,540 shares including 140 bonus shares.

5%: If an investor invests after July 3, 2024 and by July 24, 2024, the investor receives 5% bonus shares, an effective discounted rate of $0.238 per share; eg., $350 invested results in 1,470 shares including 70 bonus shares.

If the investor invests after July 24, 2024, the investor will not receive bonus shares; eg., $350 invested results in 1,400 shares.

Perks

In addition to time-based bonus shares, certain investors in this offering are eligible to receive perks based on investment amount, as outlined below:

- **Product Related Perks:**
    - The first 100 people who invest $1,000 or more will get a free pair* of Naked Revival underwear; and
    - The first 25 people who invest $5,000 or more will get a free 6-pack* of Naked Revival underwear.

- **$1,000 Investment - Bronze:**
    - Access to exclusive content and discounts; and
    - Early access to new product launches to ensure you never miss out on what's new with luxury.

- **$5,000 Investment – Silver:**
    - All Bronze level perks;
    - A signed copy of Joel Primus' book, *Getting Naked*; and
    - Limited Edition Naked Revival product kit.

- **$10,000 Investment – Gold:**
    - All Silver level perks;
    - Invitation to participate in product development and routine curation roundtables, including additional select free product; and
    - Invitation and VIP access to Naked Revival product launch events.

- **$25,000 Investment - Wellness Warrior:**
    - All Gold level perks;
    - VIP access to Naked Revival investor events; and
    - Exclusive roundtable discussions with Naked Revival leadership.

* Size and color limitations may apply based on product availability.

Description of our Capital Stock

Non-Voting Common Stock have the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Voting Common Stock; except that our Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Nevada Law.

Common Stock

Dividend Rights
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each holder of our Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Holders of Non-Voting Common Stock are not eligible to vote on any matter that is submitted to a vote of our stockholders, except as required by Nevada Law.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences
The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Transfer Agent

The Company has engaged V-Stock Transfer, LLC as its transfer agent to maintain current records of investors.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The Company determined its offering price for this offering based upon its own internal estimates of investment value which are not based on the historical financial value or performance of the Company. Based on the Company's internal estimates, the pre-offering value ascribed to the Company is approximately $4,981,889.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. Any annual reports will be posted on our website at www.nakedrevival.com/investors.

Compliance failure

Naked Revival Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period. Investors are sent a five day notice when their investment is being processed from Escrow and being released to the Issuer (Escrow Close). The investor may cancel their investment within 48 hours of the escrow closing.

Notifications. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, and the offering closing at its target date.

Material Changes. Material changes to an offering include but are not limited to a change in minimum offering amount, change in security price, or other significant change to the business. If an investor has funds in escrow which have not closed yet, and the issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations. Investors are limited in how much they can invest on Regulation CF offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates. Information regarding updates to the offering and to subscribe can be found here, issuanceexpress.com/naked-revival-regcf.

EXHIBIT A: FINANCIAL STATEMENTS

EXHIBIT B: OFFERING PAGE

EXHIBIT C: SUBSCRIPTION AGREEMENT

Naked Revival Inc. (the "Company") a Nevada Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Naked Revival, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the balance sheet as of December 31, 2023 and the related statement of operations and comprehensive loss, statement of changes in stockholders' deficit, and statement of cashflows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 9, 2024

Vincenzo Mongio

NAKED REVIVAL, INC.
BALANCE SHEET (UNAUDITED)

	December 31, 2022
Assets	
Current Assets:	
Cash and Cash Equivalents	$ 89,034
Total Current Assets	$ **89,034**
Non Current Assets:	
Inventory	$ 25,271
Total Non Current Assets	$ **25,271**
Total Assets	$ **114,305**
Liabilities and Stockholders' Equity (Deficit)	
Liabilities	
Current Liabilities:	
Accounts Payable	$ 36,409
Accounts Payable - Related Party	44,571
Total Current Liabilities	$ **80,980**
Non Current Liabilities:	
Promissory Note - Related Party	$ 25,750
Total Non Current Liabilities	$ **25,750**
Total Liabilities	$ **106,730**
Stockholders' Equity (Deficit)	
Voting Common Stock	$ 1,929
Subscription Receivable	(1,827)
Non-Voting Common Stock	-
Additional Paid In Capital, Net of Offering Costs	170,772
Accumulated Deficit	(163,352)
Foreign Currency Translation Adjustment - AOCI	53
Total Stockholders' Equity (Deficit)	$ **7,575**
Total Liabilities and Stockholders' Equity (Deficit)	$ **114,305**

NAKED REVIVAL, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the Year Ended December 31, 2023
Revenues:	
	$ -
Total Revenues	**$ -**
Cost of Sales	
Cost of Sales	$ -
Total Cost of Sales	**$ -**
Gross Profit	**$ -**
Operating Expenses:	
Advertising and Marketing	$ 37,826
Legal and Professional	32,469
General and Administrative	29,358
Consulting	63,649
Total Operating Expenses	**$ 163,302**
Other (Income) Expense:	
Other Income	$ 83
Total Other (Income) Expense	**$ 83**
Loss from Continuing Operations Before Income Taxes	**$ (163,219)**
Provision for Income Taxes	$ -
Net Loss	**$ (163,219)**
Other Comprehensive Loss, Net of Tax	
Foreign Currency Gain or Loss	$ 133
Total Other Comprehensive Loss	**$ 133**
Total Comprehensive Loss	**$ (163,352)**

NAKED REVIVAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2023

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Other Comprehensive Income/Loss	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount					
Balance as of September 21, 2023	-	$ -	-	$ -	$ -	$ -	$ -	$ -	$ -
Paid in Capital	-	-	-	-	7,147	-	-	-	7,147
Sale of Shares to Founders	19,017,221	1,902	-	-	134,425	(1,827)	-	-	134,500
Stock-Based Compensation	434,222	-	-	-	29,227	-	-	-	29,227
Foreign Currency Translation	-	-	-	-	-	-	53	-	53
Net Loss	-	-	-	-	-	-	-	(163,352)	(163,352)
Balance on December 31, 2023	19,451,443	$ 1,902	-	$ -	$ 170,799	$ (1,827)	$ 53	$ (163,352)	$ 7,575

NAKED REVIVAL, INC.
STATEMENT OF CASHFLOWS (UNAUDITED)

		For the Year Ended December 31, 2023
OPERATING ACTIVITIES		
Net Loss	$	(163,352)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-Based Compensation	$	29,227
Changes in operating assets and liabilities:		
Accounts Payable		36,409
Accounts Payable - Related Party		44,571
Inventory		(25,271)
Net Cash Flows used in Operating Activities	$	**(78,416)**
INVESTING ACTIVITIES		
Net Cash Flows from Investing Activities	$	**-**
FINANCING ACTIVITIES		
Proceeds from Promissory Note - Related Party		25,750
Proceeds from the sale of Common Stock		136,327
Subscription Receivable		(1,827)
Capital Contributions		7,147
Foreign Currency Translation		53
Net Cash Flows from Financing Activities	$	**167,450**
Net change in cash	$	**89,034**
Cash and Equivalents at the beginning of the year		-
Cash and Equivalents at the end of the year	$	**89,034**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-

Naked Revival Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Naked Revival Inc. ("the Company") was formed in Nevada on September 21st, 2023. The Company plans to earn revenue by selling luxury men's underwear and apparel as well as other wellness-focused products direct-to-consumer through its e-commerce channels. The Company's first product line will be an assortment of men's luxury underwear. The Company's activities since inception have consisted principally of product development, raising capital, and preparing for the launch of sales of its men's collection.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Inventory

The Company purchases its inventory items from a third-party manufacturer and records the inventory at cost, including taxes and shipping costs. It has not sold any of the inventory and will cost off using an appropriate method, in accordance with US GAAP once sales are made.

Foreign Currency Transactions

The Company has contractors that are paid in foreign currency. It records transactions of foreign currency in its functional currency of the Company, the US dollar, and remeasures outstanding obligation in foreign currency at the applicable exchange at each reporting period and recognized a foreign currency gain or loss for any variations in the balance in US dollars. As of December 31, 2023, the Company recognized a loss from foreign currency in the amount of $133 and a foreign currency translation adjustment in accumulated other comprehensive income of $53.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company originally authorized 180,000,000 shares of Common Stock with a par value of $0.001 per share. In October of 2023, the Company filed an amendment to the articles of incorporation to split those shares into separate classes of common stock and to change the par value to $0.0001 per share. As a result, 100,000,000 are designated as voting common stock and 80,000,000 are designated as non-voting common stock. The rights, privileges, powers, preferences and the restrictions, qualification and limitations of the non-voting common stock are identical with those of the voting common stock other than in respect of voting rights.

In October 2023, the Company entered into Subscription Agreements with its founders whereby a total of 18,270,000 shares of Voting Common Stock have been issued in exchange for future subscription proceeds of $1,827. Payment for these shares has not been received and the Company has recognized a subscription receivable in the amount of $1,827 as of December 31, 2023.

In October 2023, the Company issued 140,000 shares of voting common stock to consultants who provided valuable services prior to the Company's incorporation. The Company also issued 132,000 shares of voting common stock to consultants under the terms of services agreements entered into with the consultants.

In December 2023, the Company sold 747,221 shares of voting common stock at a sales price of $0.18 per share for total proceeds of $134,500.

During 2023, the Company issued 162,222 shares of voting common stock to consultants who provided valuable services to the Company. The fair market value of the services that were provided was $29,200 and a stock-based compensation expense was recognized for that amount as of December 31, 2023.

NOTE 6 – DEBT

In October 2023, the Company entered into an unsecured promissory note for $25,760 with one of its founders. This note bears an interest rate of 0.1% and matures in October 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 9, 2024, the date these financial statements were available to be issued.

In February 2024, the Company entered into a convertible promissory note with a principal amount of $75,000. The note includes a bonus amount of $7,500 that is added to the principal amount and matures on February 1, 2025. The holder may elect to convert the debt into shares of common stock with a conversion price of $0.18 and a maximum number of 416,667 shares of common stock. Conversion will automatically occur at maturity, if still outstanding. Payment on the amount owed will depend on subsequent sales of equity and payment is required for either the full amount or 25% of the amount raised, whichever is less. If payment is made for less than that amount, an interest of 10% will be assessed on the on the remaining amount to be paid.

In March 2024, the Company entered into debt-settlement agreements with consultants who provided valuable services to the Company for the period of January 2024 through March 2024, whereby the Company issued 365,000 shares of voting common stock. The fair market value of the services that were provided was $65,700 and a stock-based compensation expense was recognized for that amount.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.